Exhibit 7.1

Computation of ratio of earnings to fixed charges (1)

	Year ended December 31,
	2011	2010	2009	2008	2007
	(In NOK thousands except for ratio)
FIXED CHARGES
Interests and commissions on debt and capital contribution securities	4,021,021	4,212,860	5,677,664	11,118,228	8,291,657
Other Interest and borrowing expenses	63,348	191,834	72,240	109,532	81,968
Estimate of the interest within rental expense	-	-	76	334	317
Total fixed charges, as defined	4,084,369	4,404,694	5,749,980	11,228,094	8,373,942
EARNINGS:
Profit/(loss) for the period from continuing operations	30,038,566	447,994	-1,801,800	3,313,616	-273,988
Taxes	11,682,272	174,519	-699,091	1,288,707	-110,040
Fixed Charges, as defined	4,084,369	4,404,694	5,749,980	11,228,094	8,373,942
Total Earnings, as defined	45,805,207	5,027,207	3,249,089	15,830,417	7,989,914
RATIO OF EARNINGS TO FIXED CHARGES (2)(3)	11.21	1.14	-	1.41	-
The amount of coverage deficiency	-	-	2,500,891	-	384,028

1) The ratio computation reflects for all periods presented the effect of the discontinued operations resulting from the sale of Kommunekreditt completed on June 24, 2009

2) For purposes of calculating the ratio of earnings to fixed charges, earnings include profit/(loss) for the year from continuing operations plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses

3) The ratio of earnings to fixed charges in the year ended December 31, 2009 had a deficit due to negative earnings of NOK 2,501 million (USD 433 million). The negative earnings in the year ended December 31, 2009 were driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges in the year ended December 31, 2007 had a deficit of NOK 384 million (USD 71 million). The negative earnings in the year ended December 31, 2007 were driven by the impact of reduced market values of our investments in securities.